UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 14A


          CONSENT STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES
                   AND EXCHANGE ACT OF 1934 (AMENDMENT NO. 2)


Filed by the Registrant [ ]
Filed by a Party other than the Registrant [X]

Check the appropriate box:
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[  ]      Confidential, for Use of the Commission Only (as permitted by
          Rule 14a-6(e)(2))
[  ]      Definitive Proxy Statement
[  ]      Definitive Additional Materials
[  ]      Soliciting Material Pursuant to sec. 240.14a-12
                                 NEOPHARM, INC.
                (Name of Registrant as Specified in its Charter)
                              JOHN N. KAPOOR, Ph.D.
   (Name of Person(s) Filing Consent Statement, if other than the Registrant)

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        PRELIMINARY COPY DATED SEPTEMBER 21, 2004. SUBJECT TO COMPLETION


                              JOHN N. KAPOOR, Ph.D.
                          225 DEERPATH ROAD, SUITE 250
                           LAKE FOREST, ILLINOIS 60045

Dear Fellow Stockholder of NeoPharm, Inc.:

        I am one of the founders and a director of NeoPharm, Inc. ("NeoPharm" or the "Company") and, together with my wife, the largest beneficial owner of NeoPharm's common stock. As an investor experienced with emerging healthcare companies, I am deeply concerned by the Company's slow pace of progress in commercializing its products, the Company's cash "burn rate," and the Company's inability to prioritize effectively its pre-clinical and clinical activities. I am convinced that these factors are all contributing to the steady decline of NeoPharm's stock price.

       I BELIEVE NEOPHARM'S CURRENT BOARD OF DIRECTORS IS POORLY SUITED TO
                    MEET THE CHALLENGES FACING YOUR COMPANY.

        I believe that four of the six members of the board of directors, Messrs. Sander A. Flaum and Erick E. Hanson and Drs. Matthew P. Rogan and Kaveh
T. Safavi (the "Other Incumbent Directors"), have proven themselves unable to adequately challenge, oversee and direct the Company's management, or to hold management accountable for its actions and inactions. They also do not, in my opinion, fully understand the urgency of the issues facing the Company or the need for significant changes in the manner in which the Company conducts business.

        I believe it is in the best interest of NeoPharm and all of its stockholders that the Other Incumbent Directors be removed and replaced with new, independent directors (referred to in the accompanying consent statement as the "Nominees") who have each indicated their desire to work with management and me, consistent with their fiduciary duties to NeoPharm stockholders, to improve NeoPharm's long-term viability and stock price by working toward the following objectives:

     o focusing the Company's efforts on commercializing IL 13-PE38QQR, the Company's most advanced drug product candidate in the FDA approval process and, in my opinion, the most promising of the Company's drug product candidates,


     o restructuring substantially the Company's operations with a goal to reduce its cash burn rate from approximately $55 to 58 million (according to the Company press release dated August 6, 2004) to approximately $30 million annually, in order that the Company's cash resources will be preserved for the commercialization of IL 13-PE38QQR and the development of its liposomal products,

     o streamlining the Company's clinical trials to improve their efficiency with a goal to allow continued development of the Company's liposomal products and IL 13-PE38QQR within a cash burn rate goal of approximately $30 million annually, and


     o eliminating the need to rely on the public equity markets and/or private placements in the near future to fund current clinical trials, thereby preventing stockholder dilution.

        Accordingly, I am commencing a solicitation of written consents from certain NeoPharm stockholders to repeal each provision of NeoPharm's Bylaws or any amendment thereto adopted since June 10, 2004 and prior to the effectiveness of the proposed action by written consent, to remove the Other Incumbent Directors from the board of directors of NeoPharm, to amend NeoPharm's Bylaws to fix the number of directors of the Company at five, and to elect three new, independent directors to NeoPharm's board of directors. The accompanying consent statement describes the specific terms of these proposals, as well as the consent procedure itself.

         I URGE YOU TO VOTE IN FAVOR OF THESE PROPOSALS BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE CONSENT CARD.

                                            Thank you for your support,


                                            John N. Kapoor, Ph.D.


This consent statement is dated September ___, 2004 and this consent statement and the form of consent card are first being mailed to NeoPharm stockholders on or about September ___, 2004.

                                    IMPORTANT

         1. If you hold your shares of common stock in your own name, then please sign, date and mail the enclosed WHITE consent card to Innisfree M&A Incorporated ("Innisfree"), the firm assisting me with this solicitation, in the postage-paid envelope provided.

         2. If your shares of common stock are held in the name of a bank, broker, custodian, nominee, fiduciary or other institution, then only it can execute a consent representing your shares and only on receipt of your specific instructions. Accordingly, it is critical that you promptly contact the person responsible for your account and give instructions for a WHITE consent card representing your shares to be signed, dated and returned as soon as possible. I urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to me in care of Innisfree in order that I will be aware of all instructions given and can attempt to ensure that those instructions are followed.

         If you have any questions or require any assistance in executing your consent, please call:

                           INNISFREE M&A INCORPORATED

                               501 Madison Avenue
                                   20TH FLOOR
                            NEW YORK, NEW YORK 10022

          BANKS AND BROKERAGE FIRMS, PLEASE CALL COLLECT: 212-750-5833

                 ALL OTHERS PLEASE CALL TOLL-FREE: 888-750-5834

        PRELIMINARY COPY DATED SEPTEMBER 21, 2004. SUBJECT TO COMPLETION


                                CONSENT STATEMENT
                                       OF
                              JOHN N. KAPOOR, Ph.D.

         This consent statement, the accompanying letter and the enclosed form of written consent are being furnished on or about September _, 2004 in connection with the solicitation from holders of common stock, par value $.0002145 per share, of NeoPharm, Inc. ("NeoPharm" or the "Company") of written consents to take the following actions without a stockholders meeting, as permitted by the General Corporation Law of the State of Delaware ("DGCL"):

         (1) To repeal each provision of NeoPharm's Bylaws or any amendment thereto adopted since June 10, 2004 and prior to the effectiveness of the Proposals (as defined below);

         (2) To remove without cause all current members of the Company's board of directors, other than Gregory P. Young and me, such other members being, at the present time, Mr. Sander A. Flaum, Mr. Erick E. Hanson, Dr. Matthew P. Rogan and Dr. Kaveh T. Safavi (collectively, the "Other Incumbent Directors"), and any other person or persons (other than the persons elected pursuant to this proposed action by written consent) elected or appointed to the board of directors of the Company prior to the effective date of the Proposals (as defined below) in addition to or in lieu of any of the Other Incumbent Directors to fill any newly-created directorship or vacancy on the board of directors of the Company;

         (3) To amend NeoPharm's Bylaws to fix the number of directors of the Company at five; and

         (4) To elect Mr. Brian Tambi, Mr. Ronald Eidell, and Dr. Bernard A. Fox (collectively, the "Nominees") as replacement directors of NeoPharm to fill the newly-created vacancies on the Company's board of directors and to serve until their respective successors are duly elected and qualified (together with (1), (2), and (3), the "Proposals").

         Innisfree M&A Incorporated ("Innisfree") has been retained to assist in the solicitation of written consents to the Proposals.

         If your shares are registered in your own name, then please sign, date and mail the enclosed WHITE consent card to Innisfree in the postage-paid envelope provided.

         If your shares are held in the name of a bank, broker, custodian, nominee, fiduciary or other institution, then only it can execute a consent representing your shares and only on receipt of your specific instructions. Accordingly, it is critical that you promptly contact the person responsible for your account and give instructions for a WHITE consent card representing your shares to be signed, dated and returned as soon as possible. I urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to me in care of Innisfree in order that I will be aware of all instructions given and can attempt to ensure that those instructions are followed.

         I RECOMMEND THAT YOU CONSENT TO EACH OF THE PROPOSALS. YOUR CONSENT IS IMPORTANT. PLEASE SIGN AND DATE THE ENCLOSED WHITE CONSENT CARD AND RETURN IT IN THE ENCLOSED POSTAGE PAID ENVELOPE PROMPTLY. FAILURE TO RETURN YOUR CONSENT WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE PROPOSALS.

                                TABLE OF CONTENTS

                                                                            PAGE

QUESTIONS AND ANSWERS ABOUT THIS CONSENT SOLICITATION..........................1

         What are the Proposals Under Consideration?...........................1

         Why am I Soliciting Your Consent?.....................................1

         Who is Entitled to Execute a Consent?.................................1

         Who is Paying for the Consent Solicitation?...........................1

         What is a Consent Solicitation?.......................................1

         Whom Should You Contact for Additional Information?...................2

BACKGROUND OF THE CONSENT SOLICITATION.........................................3

REASONS FOR THE CONSENT SOLICITATION...........................................6

THE PROPOSALS..................................................................8

         Repeal of Certain Bylaw Provisions and Amendments.....................8

         Removal of Directors..................................................9

         Amendment of Bylaws to Reduce Board Size to Five......................9

         Election of Nominees..................................................9

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF...............................12

INFORMATION CONCERNING JOHN N. KAPOOR, PH.D. AND EDITHA A. KAPOOR.............14

         Interest of Certain Persons in Matters to be Acted Upon..............14

SOLICITATION OF CONSENTS......................................................15


APPRAISAL RIGHTS..............................................................15


CONSENT PROCEDURE.............................................................16

         Special Instructions.................................................16

         Consequences of Partial Approval of the Proposals....................17

         Consequences of Consent Solicitation.................................18


STOCKHOLDER PROPOSALS AND OTHER MATTERS FOR THE 2005 ANNUAL MEETING...........20


        ANNEX I SHARES HELD BY THE COMPANY'S DIRECTORS, EXECUTIVE OFFICERS
          AND THE NOMINEES

        ANNEX II INFORMATION CONCERNING PARTICIPANTS

        ANNEX III SHARES HELD BY PARTICIPANTS AND CERTAIN TRANSACTIONS
          BETWEEN ANY OF THEM AND THE COMPANY

              QUESTIONS AND ANSWERS ABOUT THIS CONSENT SOLICITATION

         The information in this question and answer section is qualified in its entirety by reference to the more detailed information appearing elsewhere in this consent statement.

WHAT ARE THE PROPOSALS UNDER CONSIDERATION?

         Written consents from NeoPharm's stockholders are being solicited:

     o to repeal each provision of NeoPharm's Bylaws or any amendment thereto adopted since June 10, 2004 and prior to the effectiveness of the proposed action by written consent;

     o to remove without cause all of the Other Incumbent Directors and any other person or persons (other than the persons elected pursuant to this proposed action by written consent) elected or appointed to the board of directors of the Company prior to the effective date of the Proposals in addition to or in lieu of any of the Other Incumbent Directors to fill any newly-created directorship or vacancy on the board of directors of the Company;

     o to amend NeoPharm's Bylaws to fix the number of directors of the Company at five; and

     o to elect the Nominees as replacement directors of NeoPharm to fill the newly-created vacancies on the Company's board of directors and to serve until their respective successors are duly elected and qualified.

WHY AM I SOLICITING YOUR CONSENT?


         I believe that approval of each of these Proposals will provide the Company with a board of directors that is committed to work more effectively with management and me, consistent with their fiduciary duties to NeoPharm stockholders, to implement the following business strategy, which I believe is critical to confront successfully the issues facing the Company and to improve the Company's long term viability and stock price: (1) focus the Company's efforts on commercializing IL 13-PE38QQR, the Company's most advanced drug product candidate in the FDA approval process and, in my opinion, the most promising of the Company's drug product candidates, (2) substantially restructure the Company's operations with a goal to reduce its cash burn rate from approximately $55 to 58 million (according to the Company press release dated August 6, 2004) to approximately $30 million annually, in order that the Company's cash resources will be preserved for the commercialization of IL 13-PE38QQR and the development of its liposomal products, (3) streamline the Company's clinical trials to improve their efficiency with a goal of allowing continued development of the Company's liposomal products and IL 13-PE38QQR within a burn rate goal of approximately $30 million annually and (4) eliminate the need to rely on the public equity markets and/or private placements in the near future to fund current clinical trials, thereby preventing stockholder dilution.


WHO IS ENTITLED TO EXECUTE A CONSENT?


         The common stock of NeoPharm constitutes its only class of outstanding voting securities. Accordingly, only holders of common stock as of September 28, 2004, the record date, are entitled to execute consents. For information regarding the persons who own more than five percent of the common stock, see "Voting Securities and Principal Holders Therof."


WHO IS PAYING FOR THE CONSENT SOLICITATION?

         I will pay all costs of the solicitation of written consents. However, if the Proposals are approved, I intend to seek reimbursement of my expenses from the Company without a stockholder vote.

WHAT IS A CONSENT SOLICITATION?

         In lieu of voting in person or by proxy at an annual or special meeting of stockholders, the Company's stockholders may act by submitting written consents to any proposed stockholder actions. Whereas stockholders approve many proposed actions at a special or annual meeting of stockholders at which a quorum is present by voting a majority of the shares represented at the meeting in favor of a proposal, even if only a fraction of the stock outstanding is represented, an action by written consent requires the majority vote of all stock outstanding of the Company. To be effective, the requisite consents must be delivered to NeoPharm within 60 days of the date of the earliest dated consent delivered to NeoPharm.

WHOM SHOULD YOU CONTACT FOR ADDITIONAL INFORMATION?

         If you have any questions about executing your consent or require assistance, please contact:

                           INNISFREE M&A INCORPORATED

                               501 MADISON AVENUE
                                   20TH FLOOR
                            NEW YORK, NEW YORK 10022

          BANKS AND BROKERAGE FIRMS, PLEASE CALL COLLECT: 212-750-5833

                 ALL OTHERS PLEASE CALL TOLL-FREE: 888-750-5834

                     BACKGROUND OF THE CONSENT SOLICITATION

         I am a director and one of the founders of NeoPharm, and my wife and I are, together, the largest beneficial owner of its common stock. I served as Chairman of the Board from the Company's inception in July 1990 until June 17, 2004. I am also the Chairman of the Board of Directors of the following four publicly-traded pharmaceutical and pharmacy services companies: Akorn, Inc., First Horizon Pharmaceutical Corporation, Introgen Therapeutics, Inc., and Option Care, Inc. My wife and I, together, are also, to my knowledge, the largest beneficial owner of the common stock of each of those companies, except Introgen Therapeutics, Inc., of which, to my knowledge, we are the second largest beneficial owner. In addition, I am President of EJ Financial Enterprises, Inc. ("EJ Financial"), a private investment firm that I own. Through EJ Financial and related entities, I have made a large number of substantial investments in other publicly and privately-held companies.


         In March 1998, Mr. James M. Hussey became the President, Chief Executive Officer and a director of NeoPharm. At that time, the board of directors of NeoPharm consisted of five members, including Messrs. Hussey and Hanson and me. Also, at that time, Mr. Hanson was Chief Executive Officer of Option Care, Inc., one of the other companies of which I am the Chairman of the Board and together with my wife, to my knowledge, the largest beneficial shareholder. Subsequently, Mr. Flaum and Drs. Rogan and Safavi became members of the Company's board of directors at the suggestion of Mr. Hussey. The board of directors of Option Care, Inc. requested and received Mr. Hanson's resignation in October 1998 at my suggestion because of poor performance. During Mr. Hanson's tenure as Chief Executive Officer of Option Care, Inc., Option Care defaulted on its line of credit, making it necessary that I guarantee personally a portion of the line of credit in order for Option Care to continue to have access to financing. Despite this fact and the fact that I did not have a prior history with Mr. Flaum or Drs. Rogan and Safavi, I believed that I enjoyed a good working relationship with the other members of the board of directors and management of the Company.


         Beginning in December 2002, I began to grow concerned about the slow pace of progress in the Company's clinical trials and the fact that the Company was not prioritizing effectively its pre-clinical and clinical activities. Because the Company has not had meaningful revenues from the sale of products, its future is dependent upon its ability to obtain FDA approval of its drug products, particularly IL13-PE38QQR. In addition, I began to be concerned that the Company was spending more of its resources and developing more infrastructure than was warranted given the status of its proposed products and the fact that the Company was dependent upon borrowings and equity offerings for cash. Because of the Company's limited options for financing, I was additionally concerned about the Company's cash burn rate and believed that it was necessary to focus on the preservation of its cash.

         As a result of these concerns, beginning in June 2003, I made numerous and repeated suggestions to management and the other board members in several areas including:

     - Improved budgeting, particularly a focus on analyzing and justifying each expenditure in order to conserve the Company's cash and reduce its burn rate;

     - More sophisticated management of clinical projects to monitor more effectively the costs and timelines on a project-by-project basis;

     -   Use of consultants to evaluate clinical trials; and

     - Improved focus in commercializing the Company's most promising products, especially IL 13-PE38QQR, with a view towards minimizing costs and time-to-market.

         While I believed that many of my suggestions were well received by management and the rest of the board of directors and while management indicated an intention to implement many of them, I was concerned that progress in addressing these matters was too slow. I recommended as early as the third quarter of 2003 to Mr. Hussey and to the Other Incumbent Directors that the Company hire a Chief Operating Officer to speed the implementation of the necessary changes. Although Mr. Hussey resisted this suggestion and the board of directors acted more slowly than I would have liked, at the direction of the board of directors, the Company ultimately retained Egon Zehnder International, an executive search firm, to identify a Chief Operating Officer for the Company. At that time, although progress on my suggestions was proceeding slowly, I nonetheless believed that I still enjoyed a positive working relationship with Mr. Hussey, the Company's management team and the Other Incumbent Directors.

         On February 13, 2004, at a regularly scheduled meeting of the board of directors of the Company, Mr. Hussey complained that I was unduly interfering with the management of the Company and was being too critical of management. He also criticized the entire board of directors and characterized it as "divided" and "dysfunctional." He also indicated he did not intend to hire a Chief Operating Officer. The board of directors then asked Mr. Hussey to leave the meeting. In Mr. Hussey's absence, I expressed my opinion that Mr. Hussey's statements were unfounded and that he should be removed as Chief Executive Officer of the Company. However, the Other Incumbent Directors were not supportive of my position and no formal action was taken at the meeting toward replacing Mr. Hussey.


         Since April 2002, the Company had been involved in an arbitration with Pharmacia Corporation (now Pfizer), Pharmacia and Upjohn, Inc. and Pharmacia and Upjohn Company (collectively, "Pharmacia") concerning delays in the development programs for the Company's LEP (Liposome Encapsulated Paclitaxel) and LED (Liposome Encapsulated Doxornbicin) drug products under a license agreement dated February 19, 1999 between NeoPharm and Pharmacia providing for Pharmacia's development of these products. On May 3, 2004, the Company issued a press release announcing that the arbitration panel in the Pharmacia dispute had dismissed the claims of each party against the other. Although Mr. Hussey had been predicting to the board of directors that the Company would win the arbitration and receive a substantial award, after the decision of the panel he downplayed the matter and its impact on the Company's prospects and cash position. The price of Company common stock immediately declined from $20.43 per share (the close on Friday, April 30) to $18.56 per share (the close on Monday, May 3) and continued to decline over the next 20 trading days to $11 per share. I was extremely disappointed with the arbitration decision and Mr. Hussey's handling of the matter. This situation only strengthened my belief that it was in the best interest of the Company to remove Mr. Hussey as Chief Executive Officer.


         During the following week, the other members of the board of directors finally agreed with my continuing suggestion that Mr. Hussey should be replaced as Chief Executive Officer, and the board of directors notified Egon Zehnder International, the executive search firm, that the search for a Chief Operating Officer should be converted to a search for a Chief Executive Officer. Egon Zehnder had previously identified Gregory P. Young as a candidate for the position of Chief Operating Officer and, at this point, he became a candidate for the position of Chief Executive Officer. During the week of June 14, the board of directors, after conducting candidate interviews, reached a decision, which I supported, that it was in the best interest of the Company for Mr. Young to be offered the position of Chief Executive Officer; an offer was formally extended to Mr. Young which he accepted; and the board of directors asked Mr. Hussey for his resignation.


         The Company's board of directors decided in informal conversations among themselves that, because the Company's annual meeting of stockholders was scheduled for June 17, 2004, the change in Chief Executive Officer should be announced at that time. The following morning, at the meeting of the board of directors held in conjunction with the annual meeting of stockholders, the Company's board of directors approved the hiring of Mr. Young and also approved a separation agreement for Mr. Hussey. After these actions were taken, the other members of the board of directors (excluding Mr. Young, who was not in attendance at the meeting) informed me, without any prior notice, that they were voting to replace me as Chairman of the Board with Mr. Hanson. The Other Incumbent Directors then approved a resolution to pay Mr. Hanson $10,000 each month for his service as Chairman of the Board. I voted against this resolution and I was quite concerned that the Other Incumbent Directors would approve such a substantial compensation package to the Chairman of the Board. The price of Company common stock closed at $9.15 per share on June 16th, the day before the board's action. Over the next 30 trading days, it declined to $6.20 per share.


         Because of my belief that the Other Incumbent Directors should be replaced and because the Company's Bylaws prohibited me, as a stockholder of the Company, from proposing an alternative slate of directors without providing advance notice to the Company prior to December 30, 2003, my wife and I withheld our votes for the Other Incumbent Directors at the Company's annual meeting of stockholders held on June 17, 2004.


         At a meeting of the board of directors of the Company held on August 12, 2004, I continued to express to the other board members my strong belief that the Company needed to conserve cash and focus its efforts on the

IL13-PE38QQR clinical trials. It was at this meeting that I proposed that the Company implement a program with a goal to cut the cash burn rate of the Company to approximately $30 million without sacrificing any products in development. The Other Incumbent Directors instead concluded that the situation only warranted further study, not immediate action. Specifically, they determined that the Company should hire consultants to review the value of the Company's product portfolio with an objective of having more information available to the board of directors by November 2004.


         I now believe that it is in the best interest of the Company and its stockholders for the Other Incumbent Directors to be replaced as members of the board of directors. My reasons for this belief include the following:

     - I believe that the Other Incumbent Directors have not demonstrated a sufficient willingness to challenge, oversee and direct the Company's management or to hold management accountable for its actions and inactions;

     - I believe the Other Incumbent Directors do not fully understand the urgency of the issues facing the Company and the need for significant change in the manner in which the Company conducts its business; and

     - In the last six months, the market value of the Company has dropped approximately 70%, representing a total loss to stockholders of approximately $335 million (based on a closing price on March 2, 2004 of $20.72 per share, a closing price of $6.30 per share on September 2, 2004 (the day I initially filed this consent statement with the SEC) and 23,278,985 shares outstanding as of July 31, 2004 according to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30,
         2004).

         On September 1, 2004, I contacted Mr. Hanson and informed him of my intention to proceed immediately to solicit written consents to remove the Other Incumbent Directors as directors. I informed him that I believed it was in the best interest of the Company and all of its stockholders for the Other Incumbent Directors to resign and thereby avoid the expense and distraction of a consent solicitation and any challenge to such a solicitation, and I requested the resignations of the Other Incumbent Directors as directors. The Other Incumbent Directors refused my request.

                      REASONS FOR THE CONSENT SOLICITATION

         I believe that the Company's stockholders should adopt the Proposals as promptly as practicable in order to replace the Other Incumbent Directors with a slate of nominees who are committed to confront more effectively the critical issues facing the Company that I believe are contributing to the steady decline of NeoPharm's stock price, including the Company's slow pace of progress in commercializing its products, the Company's cash burn rate, and the Company's inability to prioritize effectively its pre-clinical and clinical activities.

         I believe that it is in the best interest of NeoPharm and all of its stockholders that the Other Incumbent Directors be removed and replaced with new, independent directors who have indicated their desire to work with management and me, consistent with their fiduciary duties to NeoPharm stockholders, to improve NeoPharm's long term viability and stock price by working toward the following objectives:

     o focusing the Company's efforts on commercializing IL 13-PE38QQR, the Company's most advanced drug product candidate in the FDA approval process and, in my opinion, the most promising of the Company's drug product candidates;


     o restructuring substantially the Company's operations with a goal to reduce its cash burn rate from approximately $55 to 58 million (according to the Company press release dated August 6, 2004) to approximately $30 million annually, in order that the Company's cash resources will be preserved for the commercialization of IL 13-PE38QQR and the development of its liposomal products;

     o streamlining the Company's clinical trials to improve their efficiency with a goal of allowing continued development of the Company's liposomal products and IL 13-PE38QQR within a cash burn rate goal of approximately $30 million annually; and


     o eliminating the need to rely on the public equity markets and/or private placements in the near future to fund current clinical trials, thereby preventing shareholder dilution.


         I believe that the Other Incumbent Directors have allowed the Company and its management to develop an infrastructure and related expense levels that are unjustified and excessive based on the Company's stage of development and the fact that it has essentially no revenues. I also believe that they have allowed the Company and its management to become less focused with respect to its clinical trials and other development efforts and to pursue projects that I do not believe will speed approval of the Company's drug product candidates, such as trials of IL 13-PE38QQR on pediatric patients and initially diagnosed glioblastoma patients. Given the decrease in the Company's stock price over the past six months, I believe immediate and decisive action is essential.


         I intend to ask the newly constituted board of directors to direct management to immediately (i) identify and implement cost saving measures with a clearly defined primary objective of reducing the Company's cash burn rate to approximately $30 million annually, (ii) identify those clinical trials and other programs that are critical to the Company receiving FDA approval of its drug product candidates and (iii) focus the Company's efforts on those activities, to the exclusion of all other initiatives. This should have the effect of shortening the timeline for FDA approvals and accelerating the commercialization of the Company's products and the Company's receipt of meaningful revenues from product sales.

         More specific examples of actions I have identified to be taken immediately include the following:

     o Focus the Company's efforts on the PRECISE trials of IL13-PE38QQR and cease ongoing efforts on all other IL 13-PE38QQR trials and development efforts, including pediatric trials and the trials on initially diagnosed glioblastoma patients. I believe that these other trials and development efforts are expensive and serve as a distraction to the Company's efforts to commercialize IL13-PE38QQR. I believe that overall clinical costs can be reduced substantially by eliminating these other trials and development efforts and by significantly reducing employee headcount in the clinical department;

     o Streamline clinical protocols of all Phase I/II liposomol products, so as to shorten the time necessary for completion. I believe the Company uses unduly complicated clinical protocols which are expensive and time consuming. I believe that overall clinical costs can be reduced substantially by using the advice of oncology experts to streamline this process and by further reducing employee headcount in the clinical department;


     o Reduce the Company's research and development efforts and expenses substantially. The development of the Company's key products, IL 13-PE38QQR, the liposomal products and NeoPhectinTM, are essentially complete. As a result, I believe that the current employee headcount in the research and development department and the current level of continuing expense on research and development are unjustified; and

     o Seek to aggressively reduce the Company's general and administrative expenses by implementing the substantial reductions in employee headcount outlined above and by identifying other opportunities for substantial cost savings, including additional reductions to employee headcount.

         I believe that the Other Incumbent Directors do not share the sense of urgency with which I view the need for action. I do not believe that the Company's management team, most of which have participated in the building of the Company's excessive infrastructure, will initiate the necessary decisive action to substantially reduce the Company's cash burn rate without firm and clear direction from the board of directors, direction which the Other Incumbent Directors are, I believe, unwilling or unable to provide.


         While I have not had an independent feasibility analysis performed, I believe, based on my extensive knowledge of the Company, its operations and its prospects, acquired over the 14 years since I founded the Company, and on my experience with numerous other pharmaceutical and pharmacy services companies, many of which have undergone significant operational restructurings, that the Company can reduce its annual cash burn rate to approximately $30 million while still continuing to commercialize its liposomal products and IL 13-PE38QQR.


         My goal is to restore NeoPharm's ability to respond effectively to the challenges it faces by forming a board of directors, endorsed by the Company's stockholders, that combines true independence with real commitment to NeoPharm and its stockholders and experienced judgment from a variety of fields. Despite the steady decline of NeoPharm's stock price, I believe that the Other Incumbent Directors do not fully understand the urgency of the issues facing the Company and the need for significant change in the manner in which the Company conducts its business.





         I also believe that, in the case of Mr. Flaum, his failure to attend at least 75% of the aggregate of the meetings of the Company's board of directors and its committees on which he served in 2003, as reported in NeoPharm's Annual Report on Form 10-K for that year, is evidence of an insufficient level of personal commitment.

                                  THE PROPOSALS

         I am seeking the written consent of the Company's stockholders to take the following actions without a stockholders' meeting, as permitted by the DGCL:

         (1) To repeal each provision of NeoPharm's Bylaws or any amendment thereto adopted since June 10, 2004 and prior to the effectiveness of the Proposals by adopting the following resolution:

                  RESOLVED, that each provision of the Company's Bylaws and any amendment thereto adopted since June 10, 2004 and prior to the effectiveness of the Proposals (as defined in the consent statement of John N. Kapoor, Ph.D. dated September __, 2004) are repealed.

         (2) To remove without cause the Other Incumbent Directors by adopting the following resolution:

                  RESOLVED, that each member of the board of directors of the Company, other than John N. Kapoor, Ph.D. and Gregory P. Young, such other members currently consisting of Sander A. Flaum, Erick E. Hanson, Matthew P. Rogan and Kaveh T. Safavi, and any other person or persons (other than the persons elected pursuant to this consent) elected or appointed to the board of directors of the Company prior to the effective date of this resolution in addition to or in lieu of any of the aforenamed individuals to fill any newly-created directorship or vacancy on the board of directors of the Company, or otherwise, is hereby removed and the office of each member of the board of directors (other than the offices of John N. Kapoor and Gregory P. Young) is hereby declared vacant.

         (3) To amend NeoPharm's Bylaws to fix the number of directors of the Company at five by adopting the following resolution:

                  RESOLVED, that Section 3.2 of the Bylaws of the Company is hereby amended and restated in its entirety to read as follows: "The number of directors of the Corporation shall be set at five (5)."

         (4) To elect the three Nominees, Mr. Brian Tambi, Mr. Ronald Eidell and Dr. Bernard A. Fox, as replacement directors of NeoPharm to fill the newly-created vacancies by adopting the following resolution:

                  RESOLVED, that the following persons are hereby elected as directors of the Company to fill the vacancies on the Company's board of directors, and to serve until their respective successors are duly elected and qualified: Messrs. Brian Tambi and Ronald Eidell and Dr. Bernard Fox.


         The effectiveness of each Proposal will require the duly completed and delivered, unrevoked written consent to that Proposal by the holders of record, as of the close of business on the record date for this consent solicitation, of a majority of the shares of Company common stock then outstanding. According to the Company's Consent Revocation Statement on Schedule 14A filed with the SEC on September 17, 2004, as of August 31, 2004 the Company had 23,294,165 shares outstanding. It is anticipated that each Proposal will become effective upon delivery of complete and unrevoked written consents representing at least 11,647,083 shares of Company stock.


         I RECOMMEND THAT YOU CONSENT TO EACH PROPOSAL.

         REPEAL OF CERTAIN BYLAW PROVISIONS AND AMENDMENTS. This Proposal would repeal any measures taken by the current board of directors to amend certain provisions of the Company's Bylaws. This proposal is intended to prevent any changes to the Company's Bylaws that might impede the effectiveness of any of the Proposals or negatively impact my ability to obtain stockholder consents or give effect to the will of the stockholders expressed in such consents.


         After I filed my preliminary consent statement on September 2, 2004 with the SEC, the board of directors adopted a Bylaw amendment on September 7, 2004 that I believe is intended to frustrate my efforts to have the Proposals adopted. The amendment requires stockholders desiring to take action by written consent to submit a request in writing to the Company Secretary that the board of directors of the Company establish a record date. The Bylaw amendment also provides that upon receipt of such a request, the board of directors must, within ten days, establish a record date that is no later than ten days after the board of directors action. On September 8, 2004, I delivered to the Company Secretary a request to establish a record date for this consent solicitation and the board has now set September 28, 2004 as the record date. If the board of directors had not adopted this Bylaw amendment, then I could have set the record date for the action at a time of my choosing by delivering a signed and dated consent.


         This Bylaw amendment would be repealed pursuant to my proposal. I believe that the provisions of the DGCL regarding the establishment of record dates for stockholder actions to be taken by written consent provide a sufficient mechanism for this process.

         REMOVAL OF DIRECTORS. This Proposal provides for the removal without cause of each member of the board of directors of the Company, other than Gregory P. Young and me. The directors who would currently be removed are Sander
A. Flaum, Erick E. Hanson, Matthew P. Rogan and Kaveh T. Safavi. This Proposal also contemplates the removal of any other person or persons (other than the persons elected pursuant to this consent statement) elected or appointed to the board of directors of the Company prior to the effective date of this Proposal in addition to or in lieu of any of the aforenamed individuals to fill any newly created directorship or vacancy on the board of directors of the Company. This is intended to address the possibility that the Other Incumbent Directors might try to add directors to the board of directors who are aligned with them.

         Section 141(k) of the DGCL provides that any director or the entire board of directors of a Delaware corporation may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of the corporation's directors, subject to exceptions if the corporation has a classified board or cumulative voting in the election of its directors or the corporation's certificate of incorporation says otherwise.

         The Company does not have a classified board or cumulative voting in the election of its directors and the Company's certificate of incorporation does not limit removal of directors or the entire board of directors. Consequently, section 141(k) of the DGCL permits the stockholders of the Company to remove any director or its entire board without cause.


         AMENDMENT OF BYLAWS TO REDUCE BOARD SIZE TO FIVE. This Proposal provides for the amendment and restatement of Section 3.2 of the Company's Bylaws to fix the number of directors at five. Section 109(a) of the DGCL and
Article IX of the Company's Bylaws permit the Company's stockholders to amend the Bylaws.

         ELECTION OF NOMINEES. This Proposal provides for the election of the three Nominees, Brian Tambi, Ronald Eidell, and Bernard A. Fox, Ph.D., as replacement directors of the Company. Each of the Nominees has consented to serve as a director, if elected, until the next annual meeting of stockholders and until his successor has been elected and qualified. My principal purpose in seeking to elect these Nominees to the Company's board is to install a board of directors that is willing, consistent with their fiduciary duties to NeoPharm stockholders, to take a more active role in directing and questioning management, that has the necessary experience and expertise to manage NeoPharm and will work with management and me to focus the Company's efforts on commercializing IL 13-PE38QQR, to restructure substantially the Company's operations with a goal to reduce its cash burn rate from approximately $55 to 58 million (according to the Company press release dated August 6, 2004) to approximately $30 million annually, to streamline the Company's clinical trials to improve their efficiency with a goal of allowing continued development of the Company's liposomal products and IL 13-PE38QQR within a cash burn rate goal of approximately $30 million annually and eliminate the need to rely on the public equity markets and/or private placements in the near future to fund current clinical trials, thereby preventing stockholder dilution. Each director has an obligation under the DGCL to discharge his duties as a director on an informed basis, in good faith, with care an ordinarily careful and prudent person in a like position would exercise under similar circumstances and in a manner the director honestly believes to be in the best interests of the Company. In this connection, circumstances may arise in which my interests, on the one hand, and the interests of the other stockholders of the Company, on the other hand, may differ. In any such case, the Nominees intend to discharge fully their obligations owing to the Company and its stockholders under the DGCL.

         If I am successful, I intend to seek nomination and election as Chairman of the board of directors from those directors elected pursuant to this consent solicitation. However, I do not intend to accept the $120,000 annual fee for service as Chairman that the Company currently provides to Mr. Hanson.

         If this consent solicitation is unsuccessful, I intend to nominate the Nominees pursuant to the nomination procedures outlined in the Company's Bylaws and seek their election at the Company's annual meeting, which is anticipated to be in June 2005. At the annual meeting, if a quorum is represented, the election of the Nominees would only require a plurality vote of the stockholders voting, rather than a majority of the total shares of common stock outstanding as is the case for this proposed action by written consent.

         I have no reason to believe that any Nominee will be unable or unwilling to serve as a director of the Company, but, if any Nominee is not available for election, then I intend to ask the members of the board of directors, including any Nominee or Nominees who are elected pursuant to this proposed action by written consent to fill the resulting vacancy or vacancies.

--------------------------------------------------------------------------------

         BRIAN TAMBI, Chief Executive Officer and Chairman of the Board of
              Directors, Morton Grove Pharmaceuticals, Inc., Morton Grove, Illinois

Brian Tambi has been involved in the pharmaceutical industry since 1974. Since 1995, Mr. Tambi has been President, CEO, and Chairman of the Board of Directors of Morton Grove Pharmaceuticals, Inc., a leading supplier of specialty and generic liquid pharmaceutical products ("MGP"). Prior to MGP, Mr. Tambi held executive positions at Ivax Corporation from 1992 to 1993, where he was an Executive Vice President and President of the North American Pharmaceutical Group, Fujisawa Pharmaceutical Company, USA from 1990 to 1992, where he was President and Chief Operating Officer, and Lyphomed, Inc. from 1986 to 1990, where he was Vice President, Corporate Development. Mr. Tambi received his MBA in International Finance and Economics in 1974 and his BS (cum laude) in Finance and Economics in 1972, both from Syracuse University.

--------------------------------------------------------------------------------

         RONALD EIDELL,  Independent Consultant


Ronald Eidell has been a financial and operating executive in the healthcare industry since 1998. From December 2001 to December 2003, he was Executive Vice President, Chief Financial Officer and Secretary of Esoterix, Inc., a privately-held clinical laboratory services company with net revenue for the year ended December 31, 2003 of more than $100 million. Esoterix, Inc. provides medical testing services (including clinical trials testing services) to healthcare professionals, hospitals and pharmaceutical companies. Prior to Esoterix, Inc., he was Executive Vice President, Chief Financial Officer and Secretary of NovaMed, Inc. ("NovaMed"), a Nasdaq listed healthcare services and facilities company. Mr. Eidell received his MBA from the University of Chicago in 1982 and his BS in Business Administration from Drexel University in 1967. He currently serves on the Dean's Advisory Council to Drexel University's LeBow College of Business. His service as the chief financial officer of NovaMed qualifies him as a potential audit committee financial expert under the rules and regulations of the SEC, a position he has agreed to accept if requested by NeoPharm's board of directors.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

         BERNARD A. FOX, Ph.D., Chief, Laboratory of Molecular and Tumor
              Immunology, Earle A. Chiles Research Institute, Providence Portland Medical Center and Associate Professor, Departments of Molecular Microbiology & Immunology and Environmental & Biomolecular Systems, Oregon Health and Science University

Bernard A. Fox, Ph.D. has been Chief of the Laboratory of Molecular and Tumor Immunology ("LMTI") at the Earle Chiles Research Institute at the Providence Portland Medical Center in Portland, Oregon and also Associate Professor in the Departments of Molecular Microbiology & Immunology and Environmental & Biomolecular Systems at Oregon Health and Science University School of Medicine in Portland, Oregon since 1994. Dr. Fox has been the principal investigator, co-investigator or a collaborator in at least nine clinical trials and has published at least fifty-six articles in scientific journals over the course of his career. Dr. Fox's laboratory has helped monitor the Company's trial of IL 13-PE38QQR, and he has previously served as a consultant to the Company. Dr. Fox received his B.S. and M.S. degrees from the University of Detroit in 1975 and 1978, respectively, and his Ph.D. in 1985 from Wayne State University. He received his post-doctoral training as a Staff Fellow in the Surgery Branch, Division of Cancer Treatment, Clinical Oncology Program at the National Cancer Institute at the National Institutes of Health in Bethesda, Maryland from 1985 to 1987 and was a Senior Staff Fellow there from 1987 to 1990. Mr. Fox is also a director of International Society for the Biological Therapy of Cancer and is a member of the scientific advisory boards of Cell Genesys Inc. and the Biological Development Association (Europe).

--------------------------------------------------------------------------------

         None of the Nominees beneficially own any shares of Company common stock. Annex III sets forth certain information relating to transactions between the Nominees and the Company.

         I anticipate that each Nominee, on his election, will receive director's fees, consistent with the Company's past practice, for services as a director of the Company. Directors currently receive grants of restricted shares of Company common stock with an approximate value of $50,000 annually. The shares are not available for sale until the one year anniversary of the stock grant. Directors are also currently paid a quarterly fee to serve on the various committees of the Company's board of directors as indicated in the table below. Directors are reimbursed for reasonable out-of-pocket expenses incurred in connection with any board or committee meeting.

         COMMITTEE                                   MEMBER COMPENSATION
         ---------                                   -------------------
         Governance                                           $5,000
         Compensation                                         $2,000
         Audit                                                $2,000
         Legal                                                $2,000

                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF


         The common stock of the Company constitutes its only class of outstanding voting securities and only holders of that stock are entitled to execute consents. According to the Company's Consent Revocation Statement on
Schedule 14A filed with the SEC on September 17, 2004, 23,294,165 shares of common stock were outstanding as of August 31, 2004. Each share entitles its record holder to one vote. Stockholders of the Company do not have cumulative voting rights in the election of directors.

         The following table sets forth information regarding my beneficial ownership of shares of Company common stock and also the name of and other information respecting each person who, on the basis of the Company's Consent Revocation Statement on Schedule 14A filed with the SEC on September 17, 2004, owned beneficially more than five percent of the shares of Company common stock outstanding at the dates indicated.


                                            AMOUNT AND
                                            NATURE OF
                                            BENEFICIAL                PERCENT OF
NAME AND ADDRESS OF BENEFICIAL OWNER        OWNERSHIP                   CLASS
------------------------------------        ---------                   -----


John N. Kapoor, Ph.D.                   5,060,793 Shares (1)            21.73%
225 East Deerpath Road, Suite 250
Lake Forest, Illinois 60045

Kern Capital Management LLC             3,466,170 Shares (2)            14.88%
114 West 47th Street, Suite 1926
New York, New York 10036

GAM Holding AG                          1,569,830 Shares (3)             7.15%
Klaustrasse 10
8008 Zurich, Switzerland

David M. Knott                          1,195,738 Shares (4)             5.13%
485 Underhill Boulevard, Suite 205
Syosset, New York 11791

S2 Technology Corp.                     1,177,523 Shares (5)             5.06%
515 Madison Avenue
New York, New York 10022


(1) Includes 5,342 shares, 31,625 shares that may be acquired pursuant to exercisable options, 1,348,340 shares held by the John N. Kapoor Trust dated 9/20/89 (the "JNK Trust"), of which I am the sole trustee and sole beneficiary, and 1,144,586 shares held by EJ Financial/NEO Management, L.P. (the "Limited Partnership") of which I am Managing General Partner. The amount shown also includes 379,500 shares which are held by the John N. Kapoor Charitable Foundation (the "Charitable Foundation"), of which my wife and I are co-trustees; 1,958,180 shares which are owned by the John N. Kapoor 1994-A Annuity Trust (the "Annuity Trust") of which the sole trustee is my wife; and 393,220 shares which are owned by four trusts which have been established for my children (the "Children's Trusts") of which the sole trustee is my wife. I do not have or share voting, investment or dispositive power with respect to the shares owned by the Annuity Trust or the Children's Trusts, and I disclaim beneficial ownership of these shares as well as the shares held by the Charitable Foundation.


(2) Ownership as reported by Kern Capital Management LLC ("KCM") is as of June 30, 2004. In its most recent Schedule 13G filing, KCM advises that Robert
     E. Kern, Jr. (R. Kern) and David G. Kern (D. Kern), as controlling members of KCM, may be deemed to be beneficial owners of the securities of the Company owned by KCM as of December 31, 2003, as those individuals share the power to direct the voting or disposition of the securities. KCM further states in its filing that: "Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that either

     R. Kern or D. Kern is, for any purpose, the beneficial owner of any such securities to which this Schedule relates, and such beneficial ownership is expressly denied."

(3) Ownership as reported by GAM Holding AG ("GAM") is as of June 30, 2004. In its most recent Schedule 13G filing, GAM states that, as of December 31, 2003, the Company's shares are held by its subsidiaries, GAM International Management Limited and GAM Limited, London, and that: "No subsidiary of GAM holds more than 5% of the outstanding voting securities." GAM has advised the Company that the Company's shares held by its subsidiaries are owned by widely held mutual funds over which the subject subsidiaries retain discretionary investment authority.

(4)  Ownership is as of June 30, 2004.

(5)  Ownership is as of June 30, 2004. S2 Technology Corp. ("S2") states in its
     Schedule 13G filing that, as of December 31, 2003, the Company's shares are held directly by S2. No other beneficial ownership is stated or disclaimed.


For information relating to the ownership of common stock by directors and executive officers of the Company and the Nominees, see Annex I hereto.

        INFORMATION CONCERNING JOHN N. KAPOOR, PH.D. AND EDITHA A. KAPOOR


         My wife, Editha A. Kapoor, and I are the beneficial owners of an aggregate of 5,060,793 shares of Company common stock, representing approximately 21.73% of the shares currently outstanding. Further information about me is set forth in Annexes I, II and III.


         Editha A. Kapoor is my wife, a homemaker and co-trustee of the John N. Kapoor Charitable Foundation (the "Charitable Foundation") and the sole trustee of the John N. Kapoor 1994-A Annuity Trust (the "Annuity Trust") and four trusts established for our children (the "Children's Trusts"). Her principal business address is 225 Deerpath Road, Suite 250, Lake Forest, Illinois 60045. She is the indirect owner of 1,958,180 shares of Company stock held for the account of the Annuity Trust, 379,500 shares of Company stock held for the account of the Charitable Foundation and 393,220 shares of Company stock held for the account of the Children's Trusts.


         During the past year, Editha A. Kapoor has not been a party to any contract, arrangement or understanding with any person with respect to any securities of the Company.


INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON


         Additional information about me, the Nominees to serve as directors of the Company and certain employees of EJ Financial who may be deemed participants in the solicitation is set forth in Annex II.

                            SOLICITATION OF CONSENTS

         I am furnishing this consent statement to certain Company stockholders in connection with the solicitation of written consents to the Proposals outlined herein. Consents will be solicited by mail, advertisement, telephone or telecopier and in person by myself or employees of my consulting firm, EJ Financial. EJ Financial and I are not receiving any compensation for solicitation efforts.

         In addition, I have retained Innisfree to assist in the solicitation, for which I will pay Innisfree a fee not to exceed $85,000 and will reimburse Innisfree for its reasonable out-of-pocket expenses. I have also agreed to indemnify Innisfree against various liabilities and expenses, including various liabilities and expenses under the federal securities laws. Innisfree anticipates that it will use approximately fifty persons to solicit stockholders.

         Banks, brokers, custodians, nominees, fiduciaries and other institutions will be requested to forward solicitation material to certain beneficial owners of shares. I will reimburse banks, brokers, custodians, nominees and fiduciaries for their reasonable expenses for sending solicitation material to the beneficial owners.


         I will bear the costs of this consent solicitation. However, if the Proposals are approved, I will seek reimbursement of those costs from the Company without a stockholder vote. Costs related to the solicitation of consents include expenditures for attorneys, accountants, financial advisors, consent solicitors, public relations advisors, printing, advertising, postage, and related expenses and filing fees and are expected to aggregate approximately $300,000, of which approximately $100,000 has been incurred as of the date hereof. The portion of those costs allocable solely to the solicitation of consents is not readily determinable.


         I AM NOT REQUESTING OR AUTHORIZING ANY STOCKHOLDER OF THE COMPANY OR ANY RECIPIENT OF THIS CONSENT STATEMENT TO ASSIST WITH THE SOLICITATION OF STOCKHOLDER CONSENTS OR TO CONTACT STOCKHOLDERS OF THE COMPANY ON MY BEHALF.

         If I acted in concert with other stockholders of the Company in conducting this consent solicitation, then it might be necessary for certain additional disclosures or filings to be made with the SEC, which could complicate my efforts. Accordingly, I am asking that you not solicit other stockholders or otherwise attempt to persuade them to return an executed consent.


                                APPRAISAL RIGHTS

         NeoPharm stockholders are not entitled to appraisal rights in connection with the Proposals or this Consent Statement.

                                CONSENT PROCEDURE

         Section 228 of the DGCL states that, unless the certificate of incorporation of a Delaware corporation otherwise provides, any action required to be taken at any annual or special meeting of stockholders of that corporation, or any action that may be taken at any annual or special meeting of those stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all shares entitled to vote thereon were present and voted, and those consents are delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the books in which proceedings of meetings of stockholders are recorded. Delivery made to the Company's registered office must be by hand or by certified or registered mail, return receipt requested. The Company's certificate of incorporation does not prohibit stockholder action by written consent.


         According to the Company's Consent Revocation Statement on Schedule 14A filed with the SEC on September 17, 2004, the Company had 23,294,165 shares outstanding as of August 31, 2004. It is anticipated that each Proposal will become effective upon delivery of complete and unrevoked written consents representing at least 11,647,083 shares of Company stock.

         Section 213(b) of the DGCL provides that the record date for determining the stockholders of a Delaware corporation entitled to consent to corporate action in writing without a meeting, when no prior action by the corporation's board of directors is required and the board has not fixed the record date, will be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the books in which proceedings of meetings of the stockholders are recorded. Delivery made to the Company's registered office must be by hand or by certified or registered mail, return receipt requested. No prior action is required by the Company's board of directors with respect to the Proposals. The Company's Bylaws, as amended on September 7, 2004, require stockholders desiring to take action by written consent to submit a request in writing to the Company's Secretary that the board of directors of the Company establish a record date. The Bylaws also provide that upon receipt of such a request, the board of directors must, within ten days, establish a record date that is no later than ten days after the board of directors action. On September 8, 2004, I delivered to the Company Secretary a request to establish a record date for this consent solicitation and the board of directors has now set September 28, 2004 as the record date.


         If any or all of the Proposals become effective as a result of this consent solicitation, then prompt notice will be given under section 228(e) of the DGCL to the Company's stockholders who have not executed consents.

         An executed consent card may be revoked at any time by marking, dating, signing and delivering a written revocation before the time that the action authorized by the executed consent becomes effective. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the consent previously given is no longer effective. The delivery of a subsequently dated consent card that is properly completed will constitute a revocation of any earlier consent. The revocation may be delivered either to me in care of Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York, 10022, Attn: Alan Miller, or to NeoPharm, Inc. at 150 Field Drive, Lake Forest, Illinois 60045, or any other address the Company has provided. Although a revocation is effective if delivered to the Company, I request that either the original or photostatic copies of all revocations of consents be mailed or delivered to me in care of Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York, 10022, Attn: Alan Miller, in order that I am aware of all revocations and can more accurately determine if and when consents to the Proposals have been received from the holders of record on the record date for this consent solicitation of a majority of the outstanding shares.

SPECIAL INSTRUCTIONS


         If you were a record holder of shares of common stock as of the close of business on the record date for this consent solicitation, then you may elect to consent or withhold consent with respect to each Proposal by marking the "CONSENT" or "WITHHOLD CONSENT" box, as applicable, underneath each Proposal on the accompanying WHITE consent card and signing, dating and returning it promptly in the enclosed postage-paid envelope.

         In addition, you may withhold consent to the removal of any one or more of the Other Incumbent Directors or to the election of any individual Nominee by writing that person's name on the consent card. However, the effectiveness of each Proposal is subject to, and conditioned on, the receipt of consents from the holders of record on the record date for this consent solicitation of a majority of the shares of common stock then outstanding for such Proposal.


         IF A STOCKHOLDER EXECUTES AND DELIVERS A WHITE CONSENT CARD, BUT FAILS TO CHECK A BOX MARKED "CONSENT" OR "WITHHOLD CONSENT" FOR A PROPOSAL, THEN THAT STOCKHOLDER WILL BE DEEMED TO HAVE CONSENTED TO THAT PROPOSAL, EXCEPT THAT THE STOCKHOLDER WILL NOT BE DEEMED TO CONSENT TO THE REMOVAL OF ANY INCUMBENT DIRECTOR WHOSE NAME IS WRITTEN IN THE SPACE THE INSTRUCTION TO THE REMOVAL PROPOSAL PROVIDES ON THE CARD OR TO THE ELECTION OF ANY CANDIDATE WHOSE NAME IS WRITTEN IN THE SPACE THE INSTRUCTION TO THE ELECTION PROPOSAL PROVIDES ON THE CARD.


         I RECOMMEND THAT YOU CONSENT TO EACH OF THE PROPOSALS.

         YOUR CONSENT IS IMPORTANT. PLEASE SIGN AND DATE THE ENCLOSED WHITE CONSENT CARD AND RETURN IT IN THE ENCLOSED POSTAGE-PAID ENVELOPE PROMPTLY. FAILURE TO RETURN YOUR CONSENT WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE PROPOSALS.

         If your shares of common stock are held in the name of a bank, broker, custodian, nominee, fiduciary or other institution, then only it can execute a consent representing your shares and only on receipt of your specific instructions. Accordingly, it is critical that you promptly contact the person responsible for your account and give instructions for a WHITE consent card representing your shares to be signed, dated and returned as soon as possible. I urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to me in care of Innisfree in order that I will be aware of all instructions given and can attempt to ensure that those instructions are followed.

CONSEQUENCES OF PARTIAL APPROVAL OF THE PROPOSALS

         Proposal 1. The repeal of each provision of NeoPharm's Bylaws or any amendment thereto adopted after June 10, 2004 is not conditioned on any of the other Proposals being approved.

         Proposal 2. The removal without cause of each of Mr. Sander A. Flaum, Mr. Erick E. Hanson, Dr. Matthew P. Rogan or Dr. Kaveh Safavi, or any other person elected or appointed to the board of directors of the Company prior to the effective date of this Proposal in addition to or in lieu of any Other Incumbent Director, to fill any newly-created directorship or vacancy on the board of directors of the Company is not conditioned on any of the other Proposals being approved.

         Proposal 3. The amendment of NeoPharm's Bylaws to fix the number of directors of the Company at five is conditioned upon at least two of the Other Incumbent Directors being removed from the board of directors of the Company and one less Nominee being elected than the number of Other Incumbent Directors removed.

         Proposal 4. The election of Nominees is conditioned upon the removal of one or more of the Other Incumbent Directors. To the extent that fewer than three of the Other Incumbent Directors are removed, vacancies will be filled by the Nominee receiving the most consents. If two or more Nominees receive an equal number of consents, vacancies will be filled in the following order: first Brian Tambi, second Ronald Eidell and third Bernard A. Fox, Ph.D. The Company's Bylaws provide that a majority of the directors may fill vacancies. Accordingly, if sufficient consents are received in order to create vacancies on the board of directors but sufficient consents are not received to elect Nominees to fill such vacancies, I intend to ask Gregory P. Young and the other directors, if any, on the board to fill the vacancies with the Nominees in the order specified above. If Proposal 3 is not approved, reducing the size of the board of directors, the resulting vacancy may also be filled by a majority of the remaining directors. In that case, I intend to seek the support of Gregory P. Young and any directors appointed pursuant to this consent solicitation to reduce the size of the board to five or to appoint the remaining Nominees described in this consent solicitation, or an as yet unidentified director.

CONSEQUENCES OF CONSENT SOLICITATION

         A change in a majority of the members of the board of directors could be defined as a "change of control" under certain NeoPharm agreements with other parties and could provide those parties with certain additional rights. Based on a review of the contracts that NeoPharm has filed as exhibits to its periodic reports filed with the SEC, it appears that the 1998 Equity Incentive Plan is the only agreement where the removal and replacement of the Other Incumbent Directors, as described in this consent statement, might be defined as a "change of control" and convey additional rights to the other parties. Upon a "change of control" as defined under this plan, all unvested options that are issued and outstanding will immediately vest.

         At present, due to the Company's low stock price, most unvested options have an exercise price above the Company's current market price. According to the Company's 2003 Annual Report on Form 10-K, as of December 31, 2003, under the 1995 Stock Option Plan, the 1995 Director Option Plan and the 1998 Equity Incentive Plan, there were 748,247 options outstanding with an exercise price under $8.00 per share, all of which have already become exercisable. A change of control as defined in the 1998 Equity Incentive Plan would, however, cause certain options under the 1998 Equity Incentive Plan that are currently unexercisable and which have an exercise price above $8.00 per share to become exercisable. The table below is reproduced from the Company's 2003 Annual Report on Form 10-K and summarizes outstanding options as of December 31, 2003.

Range of                                                   Options Not
Exercise                Options      Options Currently      CurrentlY
Price                  Outstanding      Exercisable        Exercisable
-----                  -----------      -----------        -----------

$1.75 to $3.50          197,973          197,973            0
$3.51 to $8.00          550,274          550,274            0
$8.01 to $14.00         1,377,094        553,332            832,762
$14.01 to $18.00        455,597          273,491            182,106
$18.01 to $29.00        665,787          416,087            249,700

       STOCKHOLDER PROPOSALS AND OTHER MATTERS FOR THE 2005 ANNUAL MEETING

         According to the Company's Annual Report on Schedule 14A filed with the SEC on April 29, 2004, proposals of stockholders intended to be presented at the next Annual Meeting of Stockholders to be held in 2005 must be received by the Company on or before December 30, 2004 for inclusion in the Company's Proxy Statement and form of proxy relating to that Annual Meeting. In addition, the Company's By-laws contain advance notice procedures for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations for election to the Board, that must be complied with. A stockholder proposal or nomination intended to be brought before the 2005 Annual Meeting must be delivered to the Secretary no later than December 30, 2004. All proposals and nominations should be directed to Corporate Secretary, NeoPharm, Inc., 150 Field Drive, Lake Forest, Illinois 60045-4811 (fax no. 847-295-8854; email corporatesecretary@neophrm.com).

                              JOHN N. KAPOOR, Ph.D.


         If you have any questions about giving your consent or require assistance, please contact:

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Dated: September ___, 2004

                                     ANNEX I

                     SHARES HELD BY THE COMPANY'S DIRECTORS
                     AND EXECUTIVE OFFICERS AND THE NOMINEES


         The following table is derived from the Company's Consent Revocation Statement on Schedule 14A filed with the SEC on September 17, 2004 and information provided to me by the Nominees and, to my knowledge, summarizes information as of August 31, 2004 (except as otherwise noted). Except as otherwise noted, the following table sets forth certain information regarding beneficial ownership of shares of NeoPharm common stock by (i) each director of the Company and each Nominee for director, (ii) each of the named executive officers and (iii) all officers and directors as a group:


            NAME OF                  AMOUNT/NATURE OF      PERCENT OF CLASS
       BENEFICIAL OWNER            BENEFICIAL OWNERSHIP  BENEFICIALLY OWNED (1)
       ----------------            --------------------  ----------------------


John N. Kapoor, Ph.D.                  5,060,793 (2)            21.73%
Jeffrey W. Sherman, M.D.                 255,299 (3)            1.10%
Imran Ahmad, Ph.D.                       131,818 (4)              *
Lawrence A. Kenyon                        88,980 (5)              *

Sander A. Flaum                           50,652 (6)              *
Erick E. Hanson                           41,797 (6)              *
Matthew P. Rogan, M.D.                    35,472 (7)              *
Kaveh T. Safavi, M.D.                     35,472 (7)              *
Gregory P. Young                                   0              *
Brian Tambi                                        0              *
Ronald Eidell                                      0              *
Bernard A. Fox, Ph.D.                              0              *

All officers and directors                 5,700,283            24.47%
as a group (9 persons)


*Less than 1% of the common stock outstanding.


(1) Based on 23,294,165 shares of Company common stock outstanding as of August 31, 2004. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of Company common stock subject to options exercisable within 60 days are deemed outstanding for purposes of computing the percentage of the person or group holding such options.


(2) Includes 5,342 shares, 31,625 shares that may be acquired pursuant to vested options, 1,148,340 shares held by the John N. Kapoor Trust, dated 9/20/89 (the "JNK Trust"), of which I am the sole trustee and sole beneficiary, and 1,144,586 shares held by EJ Financial/NEO Management, L.P. (the "Limited Partnership") of which I am the Managing General Partner. The amount shown also includes: 379,500 shares which are held by the John N. Kapoor Charitable Foundation (the "Charitable Foundation"), of which my wife and I are co-trustees; 1,958,180 shares which are owned by the John N. Kapoor 1994-A Annuity Trust (the "Annuity Trust") of which the sole trustee is my wife; and 393,220 shares which are owned by four trusts which have been established for my children (the "Children's Trusts") of which the sole trustee is my wife. I do not have or share voting, investment or dispositive power with respect to the shares owned by the Annuity Trust or the Children's Trusts, and I disclaim beneficial ownership of these shares as well as the shares held by the Charitable Foundation.


(3) Includes 55,299 shares that may be acquired pursuant to options exercisable as of September 7, 2004 or that will become exercisable within 60 days of September 7, 2004.

(4) Includes 131,818 shares that may be acquired pursuant to options exercisable as of September 7, 2004 or that will become exercisable within 60 days of September 7, 2004.

(5) Includes 88,980 shares that may be acquired pursuant to options exercisable as of September 7, 2004 or that will become exercisable within 60 days of September 7, 2004.

(6) Includes 33,637 shares that may be acquired pursuant to options exercisable as of September 7, 2004 or that will become exercisable within 60 days of September 7, 2004.

(7) Includes 27,312 shares that may be acquired pursuant to options exercisable as of September 7, 2004 or that will become exercisable within 60 days of September 7, 2004.

                                    ANNEX II
                       INFORMATION CONCERNING PARTICIPANTS


         The following tables set forth the name and the present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is carried on, of (1) John N. Kapoor, Ph. D., (2) the Nominees and (3) employees of EJ Financial Enterprises, Inc. who may be deemed participants in the solicitation.


JOHN N. KAPOOR, Ph.D.

         I have been a director of the Company since its formation in 1990. From 1990 to June of 2004 I was also Chairman of the Board of Directors of the Company. I am the sole stockholder and President of EJ Financial Enterprises, Inc., a health care consulting and investment company located at 225 East Deerpath Road, Suite 250, Lake Forest, Illinois 60045. In addition, I serve as director and Chairman of each of Option Care, Inc., a provider of home health care services, First Horizon Pharmaceutical Corporation, a distributor of pharmaceuticals, Akorn, Inc., a manufacturer, distributor and marketer of generic ophthalmic products, and Introgen Therapeutics, Inc., a gene therapy company.

NOMINEES

         BRIAN TAMBI                                          AGE 59
              Morton Grove Pharmaceuticals, Inc.
              6451 Main St.
              Morton Grove, IL 60053

         Chief Executive Officer and Chairman of the Board of Directors, Morton Grove Pharmaceuticals, Inc., Morton Grove, Illinois

         RONALD EIDELL                                        AGE 60
              1110 N. Lake Shore Drive
              Apartment 33N
              Chicago, IL 60611

         Independent Consultant

         BERNARD A. FOX, PH.D.                                AGE 51
              Earle A. Chiles Research Institute
              4805 N.E. Glisan
              Portland, OR 97213

         Chief, Laboratory of Molecular and Tumor Immunology, Earle A. Chiles Research Institute, Providence Portland Medical Center and Associate Professor, Departments of Molecular Microbiology & Immunology and Environmental & Biomolecular Systems, Oregon Health and Science University


EMPLOYEES OF EJ FINANCIAL ENTERPRISES, INC.

         MICHAEL BABICH
              EJ Financial Enterprises, Inc.
              225 East Deerpath Road, Suite 250
              Lake Forest, IL 60045

         Portfolio Analyst

         VIKRAM MALHOTRA
              EJ Financial Enterprises, Inc.
              225 East Deerpath Road, Suite 250
              Lake Forest, IL 60045

         Portfolio Analyst

                                    ANNEX III
                           SHARES HELD BY PARTICIPANTS
          AND CERTAIN TRANSACTIONS BETWEEN ANY OF THEM AND THE COMPANY

JOHN N. KAPOOR, PH.D.

         In 1994, in lieu of directly receiving the standard director compensation, I opted for EJ Financial Enterprises, Inc. ("EJ Financial") to enter into a Consulting Agreement with the Company. I am the president, a director and the sole stockholder of EJ Financial. The Consulting Agreement provided that the Company pay EJ Financial $125,000 per year (paid quarterly) for certain management consulting services consisting primarily of consulting on strategic corporate objectives and operations, including growth and product development opportunities for the Company. These charges reflect the management consulting services provided by EJ Financial to NeoPharm. Unless terminated by the parties, the management services agreement with EJ Financial automatically renewed in June of each year for a one-year term. At my suggestion, prior to the Company's 2004 annual meeting, the EJ Financial Consulting Agreement with the Company was terminated, and I began receiving the standard compensation for the Company's non-employee directors of restricted common stock valued at $50,000 annually.

         In December 2001, following approval by the Company's board of directors, the Company loaned $3,250,000 to Akorn, Inc. ("Akorn"), an independent publicly traded company, to assist Akorn in the completion of its lyophilized products manufacturing facility in Decatur, Illinois. I am Chairman of the Board of Akorn and hold a substantial stock position in both Akorn and NeoPharm. The Promissory Note issued to Akorn is due in December 2006, and originally accrued interest at a rate equal to that received on the Company's investments in marketable securities, which was lower than the interest rate paid by Akorn on its other outstanding debt. In exchange, the Company entered into a manufacturing and processing agreement that grants the Company access to at least 15% of the annual lyophilization manufacturing capacity at Akorn's Decatur facility at a discounted price, upon completion of the facility. As of December 31, 2002, the Company determined that the Promissory Note was impaired and recorded a charge to fully reserve for the Promissory Note and accrued interest. In August 2003, the Company notified Akorn that it was in default under the loan agreement. In September 2003, Akorn advised the Company that it wished to refinance its senior debt with a new senior lender, which lender would require the Company to subordinate its debt. In order to preserve the possibility of collecting Akorn's debt to the Company and in consideration of a higher rate of interest (which would now equal that to be charged by the new senior lender) and the possibility of accelerated mandatory repayments once Akorn's senior debt was repaid in full, NeoPharm agreed to waive Akorn's default, to allow Akorn until October 2004 to provide the required manufacturing rights and to subordinate Akorn's indebtedness to the Company to Akorn's indebtedness to its new senior lender. Akorn's refinancing was completed on October 7, 2003. I have recused myself with respect to any Company matters regarding Akorn.


         My wife, Editha A. Kapoor, and I are the beneficial owners of an aggregate of 5,060,793 shares of Company common stock, representing approximately 21.73% of the Company's shares currently outstanding. I am the sole owner of 5,342 shares as well as options to purchase 31,625 shares of Company common stock. Additionally, I am the sole trustee and beneficiary of the John N. Kapoor Trust dated 9/20/90, which is the holder of 1,148,340 shares of Company common stock, and the Managing General Partner of EJ Financial/NEO Management, L.P., which is the holder of 1,144,586 shares of Company common stock. Editha A. Kapoor is my wife and co-trustee with me of the John N. Kapoor Charitable Foundation, which is the holder of 379,500 share of Company common stock. Editha A. Kapoor is also the sole trustee of the John N. Kapoor 1994-A Annuity Trust (the "Annuity Trust"), which is the holder of 1,958,180 shares of Company common stock, and four trusts established for our children (the "Children's Trusts"), which collectively hold 393,220 shares of Company common stock I do not have or share voting, investment or dispositive power with respect to the shares owned by the Annuity Trust or the Children's Trusts, and I disclaim beneficial ownership of these shares as well as the shares held by the Charitable Foundation.


BERNARD A. FOX, PH.D.

         From 1999 until 2003, Dr. Fox provided consulting services to the Company relating to the evaluation of the Company's clinical testing for which he was paid approximately $12,000 annually. Dr. Fox was asked by NeoPharm to conduct certain monitoring and follow-up studies relating to (1) the distribution of IL 13-PEQ338 in human subjects and the interaction of antibodies

                                     III-1
with IL 13-PE38QQR from September 1999 to May 2001, for which the Laboratory of Molecular and Tumor Immunology at the Earle A. Chiles Research Institute at Providence Portland Medical Center in Portland, Oregon ("LMTI") was reimbursed $108,925 for costs arising from the study as its only consideration, (2) the IL 13-PE38QQR receptor distribution on renal cancer and normal kidney cells from October 2001 to September 2002, for which LMTI was reimbursed $57,749.31 for costs arising from the study as its only consideration and (3) the IL 13-PE38QQR receptor on brain tumor cells from October 2002 to December 2002, for which LMTI was reimbursed $5,572.71 for costs arising from the study as its only consideration. Dr. Fox is Chief of LMTI and did not receive any personal compensation in connection with the monitoring or research studies performed by LMTI for the Company except the consulting fee described above.

JOHN N. KAPOOR, PH.D. AND THE NOMINEES

         Except as this consent statement discloses, none of the participants or the Nominees named in Annex II owns any securities of the Company, beneficially or of record, has purchased or sold any of those securities within the past two years or is or was within the past year a party to any contract, arrangement or understanding with any person with respect to those securities. Except as disclosed in this consent statement, to my best knowledge and the best knowledge of the Nominees named in Annex II, none of their associates beneficially owns, directly or indirectly, any securities of the Company.


         Except as this consent statement discloses, neither I, the Nominees, nor the employees of EJ Financial named in Annex II or, to my and their best knowledge, my and their associates, has any arrangement or understanding with any person (1) with respect to any future employment by the Company or its affiliates or (2) with respect to future transactions to which the Company or any of its affiliates will or may be a party, nor any material interest, direct or indirect, in any transaction that has occurred since January 1, 2003 or any currently proposed transaction, or series of similar transactions, which the Company or any of its affiliates was or is to be a party. Except as this consent statement discloses, neither I nor the Nominees or any of my or their employees or other representatives named in Annex II, or to their best knowledge, their associates, has within the past year been a party to any contracts, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits or the giving or withholding of proxies. Certain Nominees and/or their respective associates may also be directors or officers of other companies and organizations that have engaged in transactions with the Company or its subsidiaries in the ordinary course of business since January 1, 2003, but I believe that the interest of those persons in those transactions is not of material significance.


                                     III-2

                  CONSENT SOLICITED BY JOHN N. KAPOOR, PH.D.

Unless otherwise specified below, the undersigned, a holder of common stock, par value $0.0002145 per share (the "Common Stock"), of NeoPharm, Inc., a Delaware corporation ("NeoPharm" or the "Company"), on September __, 2004 (the "Record Date"), hereby consents pursuant to Section 228 of the Delaware General Corporation Law, with respect to all of the shares of Common Stock which the undersigned is entitled to vote, to the taking of the following actions (collectively, the "Proposals") without a meeting of the stockholders of NeoPharm as more fully described in the consent statement of John N. Kapoor, Ph.D. dated September ___, 2004 ("Consent Statement") (receipt of which is hereby acknowledged).


The adoption of Proposals 1 and 2 is not conditioned upon the adoption of any other proposals. The adoption of Proposal 3 is conditioned on at least two of the Other Incumbent Directors being removed from the board of directors of the Company pursuant to Proposal 2 and one less Nominee being elected pursuant to Proposal 4 than the number of Other Incumbent Directors removed pursuant to Proposal 2. The adoption of Proposal 4 is conditioned upon the removal of one or more of the Other Incumbent Directors pursuant to Proposal 2. If fewer than three of the Other Incumbent Directors are removed, vacancies will be filled by the Nominees receiving the most consents. If two or more Nominees receive an equal number of consents, vacancies will be filled in the following order: first Brian Tambi, second Ronald Eidell and third Bernard A. Fox, Ph.D. If sufficient consents are received to create vacancies on the board but sufficient consents are not received to elect Nominees to fill such vacancies, or if Proposal 3 is not approved, then Dr. Kapoor intends to seek the support of the other directors to reduce the size of the board of directors or fill the resulting vacancies with any remaining Nominees or with other individuals.


IF YOU SIGN, DATE AND RETURN THIS CARD (THE "CONSENT CARD") WITHOUT INDICATING YOUR VOTE ON ONE OR MORE OF THE FOLLOWING PROPOSALS, YOU WILL BE DEEMED TO HAVE CONSENTED WITH RESPECT TO SUCH PROPOSALS, EXCEPT YOU WILL NOT BE DEEMED TO CONSENT TO THE REMOVAL OF ANY INCUMBENT DIRECTOR WHOSE NAME IS WRITTEN IN THE SPACE THE INSTRUCTION TO THE REMOVAL PROPOSAL PROVIDES ON THIS CARD OR TO THE ELECTION OF ANY CANDIDATE WHOSE NAME IS WRITTEN IN THE SPACE THE INSTRUCTION TO THE ELECTION PROPOSAL PROVIDES ON THIS CARD. IF YOU CONSENT WITH RESPECT TO ONE OR MORE OF THE FOLLOWING PROPOSALS, THIS CONSENT CARD WILL REVOKE ANY PREVIOUSLY EXECUTED REVOCATION OF CONSENT WITH RESPECT TO SUCH PROPOSALS.


--------------------------------------------------------------------------------
I, JOHN N.KAPOOR, PH.D. STRONGLY RECOMMEND THAT YOU CONSENT TO ALL OF THE FOLLOWING PROPOSALS.
                                                   /X/  Please mark
                                                        Votes as in
                                                        this example
--------------------------------------------------------------------------------

1.   Repeal each provision of NeoPharm's Bylaws or any
     amendment thereto adopted since June 10, 2004 and     CONSENT      WITHHOLD
     prior to the effectiveness of the Proposals set                    CONSENT
     forth in this Consent Card by adopting the following
     resolution:  "RESOLVED, that each provision of the       / /        / /
     Company's Bylaws and any amendment thereto adopted since June 10, 2004 and prior to the effectiveness of the Proposals (as defined in the consent statement of John N. Kapoor, Ph.D. dated September__, 2004) are repealed."

(Continued and to be DATED and SIGNED on the reverse side.)

--------------------------------------------------------------------------------
2.   Remove without cause the members of the Board of
     Directors of the Company, other than John N. Kapoor,  CONSENT      WITHHOLD
     Ph.D. and Gregory P. Young and the directors elected               CONSENT
     by this Consent Card pursuant to the resolutions set
     forth in the Consent Statement.                          / /        / /

         For Removal:  Sander A. Flaum, Erick E. Hanson,
         Matthew P. Rogan, Kaveh T. Safavi and any other person or persons (other than the persons elected pursuant to the Consent Statement) elected or appointed to the board of directors of the Company prior to the effective date of this proposal (the
         "Other Incumbent Directors")

         To withhold consent to the removal of any Other
         Incumbent Director, specify the Other Incumbent
         Director or Directors in the following space:

         --------------------------------------------------
--------------------------------------------------------------------------------
3.   Amend NeoPharm's Bylaws to fix the number of directors
     of the Company at five by adopting the following      CONSENT      WITHHOLD
     resolution: "RESOLVED, that Section 3.2 of the Bylaws              CONSENT
     of the Company is hereby amended and restated in
     its entirety to read as follows: `The number of          / /        / /
     directors of the Corporation shall be set at five (5).'"

--------------------------------------------------------------------------------
4.   Elect Mr. Brian Tambi, Mr. Ronald Eidell and Dr.
     Bernard A. Fox (each a "Nominee"), as replacement     CONSENT      WITHHOLD
     directors of  NeoPharm to fill the newly-created                   CONSENT
     vacancies pursuant to the resolutions set forth
     in the Consent Statement:                                / /        / /

         To withhold consent to a Nominee, specify the
         Nominee in the following space:
                                        -------------------
--------------------------------------------------------------------------------

                                   DATE:
                                         ---------------------------------------

                                   Signature
                                             -----------------------------------

                                   Signature (if held jointly)
                                                               -----------------



                                   Title(s):
                                            ------------------------------------

                                   When shares are held by joint tenants, both must sign. When signing as attorney-in-fact, executor, administrator, trustee, guardian, corporate officer or partner, please give full title as such. If a corporation, please sign in a corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

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